NEWS RELEASE

Crosshair Continues to Intersect High-Grade Gold at Golden Promise

Dated: May 18th, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce final results from the diamond drill program at the Golden Promise Project, located in central Newfoundland, Canada. The Golden Promise Project is a joint venture with Paragon Minerals Corporation (TSX.V: PGR) (“Paragon”).  Crosshair has completed all 36 drill holes (7,220 metres (m)) that were planned for this program.

Highlights from recently assayed holes include:

-	19.9 grams per tonne (gpt) gold over 0.5m (from 12.7m to 13.2m) in hole GP10-102, and

-	11.1 gpt gold over 0.9m (from 28.0m to 28.9) including
18.9 gpt gold over 0.4m (from 28.0 to 28.4m) and
78.1 gpt gold over 0.6m (from 52.9 to 53.5m) including
129.1 gpt gold over 0.3m (from 53.2 to 53.5m) in hole GP10-114, and

-	6.1 gpt gold over 2.3m (from 23.6m to 25.9m) including,
16.7 gpt gold over 0.8m (from 25.1m to 25.9m) including,
34.2 gpt gold over 0.3m (from 25.1 to 25.4m) in hole GP10-115, and

-	3.9 gpt gold over 4.6m (from 31.4m to 36.0m) including,
12.9 gpt gold over 1.0m (from 35.0m to 36.0m) including,
32.7 gpt gold over 0.3m (from 35.7m to 36.0m) in hole GP10-116, and

-	6.11 gpt gold over 2.02 m (from 31.2 to 33.22 including
32.5 gpt gold over 0.3 m (from 31.2m to 31.5m) and
4.1 gpt gold over 0.6m (from 32.6m to 33.2m) in hole GP10-117, and

-	20.8 gpt gold over 0.5m (from 29.2m to 29.7m) in hole GP10-126.

Jaclyn Main Deposit – Central Zone

All twelve holes (641.1m) were shallow infill drillholes located in the central part of the Jaclyn Main Deposit.  These holes were designed to provide samples of the quartz vein zone over 300 m of strike length for metallurgical testing and to test for structural and grade continuity of the vein zone prior to a planned bulk sampling program scheduled for fall 2010.  The holes were drilled approximately 25m apart and each drill hole intersected the gold-bearing quartz vein zone over widths of 0.16 to 8.45m with ten of the drillholes containing coarse visible gold.

The infill drilling has demonstrated the quartz-vein zone continuity in the upper portion of the Jaclyn Main Deposit and the variable nature of the gold grade between drillholes. Two of the infill drillholes (GP10-116 and GP10-117) intersected the quartz vein zone within 10 metres of two, previously completed, larger diameter (HQ) drillholes (GP02-01 and GP02-05). Comparison of the assay results between the two-infill drillholes and the two larger diameter drillholes provides evidence that the larger sample size yields a higher assay grade with the increase ranging from 35% to 58%.

“We’re excited to see these high-grade gold results,” says Stewart Wallis, President and CEO of Crosshair.  “The results continue to demonstrate the variability of the gold grade and thickness and highlight the importance of carrying out a bulk sample, as studies on other similar deposits suggest that assays from drill holes may understate the actual in-situ gold grade.”

Drill core samples from the 12 infill drillholes and from 6 previously completed drillholes (GP02-01, 05, 06, 11, 17 and GP03-24) have been submitted to SGS Lakefield Research Limited for preliminary metallurgical testing including gravity separation, flotation and determination of the cyanide leaching characteristics.

Jaclyn Main Deposit – East Extension

A total of 15 drillholes (4,577m) were completed on the eastern extension of the Jaclyn Main zone. The drilling has extended the gold-bearing quartz vein zone 150m to the east of the currently defined NI43-101 compliant resource.  Significant assays from the drilling include 19.9 gpt gold over 1.6m (GP10-121) and 5.18 gpt over 0.3m (GP10-108) (see News Release dated April 8, 2010). The Jaclyn Main Deposit now extends over 950m in strike length and to a depth of 425m. The zone remains open along strike and to depth.

Complete assay highlights, as well as a drill hole plan map, long section, and core photos can be found on the Crosshair website at: http://www.crosshairexploration.com/s/GoldenPromise.asp.

Plans Moving Forward

Following the drill program and after detailed review of the exploration data and metallurgical results, Crosshair and Paragon plan to conduct a surface bulk sampling program. The bulk sample is aimed at providing a more representative gold grade, testing structural and grade continuity and mining/milling characteristics for the Jaclyn Main Deposit.

The 2010 exploration program is being funded by Crosshair as part of the 2009 Joint Venture Agreement.  Crosshair has a 60% interest in the Golden Promise Project with an option to acquire up to a 70% interest from Paragon.  For full acquisition details, please refer to News Release dated May 5th, 2009.

Crosshair wishes to acknowledge and thank the Government of Newfoundland and Labrador for its funding contribution under the Junior Exploration Assistance Program toward Crosshair’s 2009 exploration work at Golden Promise.

True widths of the reported intercepts vary depending on the angle of the individual drill holes and are estimated to be between 50% and 85% of the core interval as reported.  Assay composites are reported uncut. Samples were prepared from sawn NQ-sized half-core sections on site in Newfoundland. Samples were shipped to Accurassay Laboratories prep facility in Gambo, Newfoundland and assayed at their Thunder Bay, Ontario laboratory using standard fire assay methods on a 50-gram sample with an AA finish.  Samples that contain visible gold are automatically assayed using the metallic screen method.  All samples that assay over 1gpt gold are also rerun using the metallic screen method.  Standards, blanks and duplicate assays are included at regular intervals in each sample batch submitted from the field as part of an ongoing QA/QC program.  Gold standards were prepared by CDN Resource Laboratories Ltd., of Delta, BC and certified by Licensed Assayer Duncan Sanderson.

Crosshair’s exploration work on the Golden Promise Project is being carried out by Barry Sparkes, Consulting Geologist to Crosshair and supervised by Stewart Wallis, P.Geo., a member of the Professional Engineers and Geoscientists of BC, the President and CEO of Crosshair and a Qualified Person as defined by NI43-101.  Mr. Wallis has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to Crosshair.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@crosshairexploration.com
www.crosshairexploration.com

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